14049489

UNITED S[TATES]
SECURITIES AND EXC[HANGE COMMISSION]
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3810

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent R. Knudsen **(415) 705-8001**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 27 day of Feb. 2014

Notary Public

LEAH M. RESCATE
Commission # 2049773
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Partnership Capital Growth, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EisnerAmper
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 27, 2014

PARTNERSHIP CAPITAL GROWTH, LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 1,497,391
Receivable from customer	1,101,957
Due from Affiliate	874,420
Prepaid expenses	1,884
Restricted cash	63,330
Furniture, equipment and leasehold improvements, net	139,321
Total assets	$ 3,678,303
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 42,530
Distributions payable	1,000,000
Total liabilities	1,042,530
Members' equity	2,635,773
Total liabilities and members' equity	$ 3,678,303

See Accompanying Notes to Financial Statements

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to Statement of Financial Condition
December 31, 2013

1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware limited liability company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary source of revenue is transaction and consulting fees generated through private placement transactions executed in the Healthy, Active, and Sustainable Living marketplace.

The Company is controlled by and managed by its managing member. On November 25, 2013, the Company entered into a referral agreement with another broker dealer ("Referral Agreement"). The terms of the Referral Agreement are effective January 1, 2014. Under the terms of the Referral Agreement the Company facilitated hiring of multiple investment bankers from the Company by the other broker dealer. In addition, the Company sold certain information, data and analysis related to the Healthy, Active, and Sustainable Living investment banking business. As per the terms of the Referral Agreement the Company no longer will be providing investment banking services except on a limited basis and instead refer the business to the other broker dealer. As consideration for the referral services and sale of Company materials the Company received a payment of $1,000,000 in January 2014. In addition, the Company will receive referral fees as a percentage of revenue generated by the Healthy, Active and Sustainable Living investment banking team at the other broker dealer and/or as a percentage of business referred to the other broker dealer by the Company. The terms of the Referral Agreement expire on December 31, 2016. In addition, the other broker dealer is obligated to pay Partnership Capital Growth Advisors, LLC, an affiliate of the Company, monthly rent in the amount of $34,314 from January 1, 2014 through April 30, 2014, $34,719 from May 1, 2014 through April 30, 2015 and $35,267 from May 1, 2015 through November 30, 2015. As part of the Referral Agreement the Company is required to maintain its broker dealer status in order to receive the referral fees mentioned above. As a result of the Company entering into the Referral Agreement with the other broker dealer the Company terminated eight of its employees and two non-managing members effective December 31, 2013. Effective that day the company entered into termination agreements with all terminated employees and separation and release agreements with the two non-managing members. As a result of this transaction the Company anticipates to have limited operating activities in 2014 and forward.

As of January 1, 2014, the Company has one managing member. During 2013, the Non-Managing members had no right to vote on or consent to matters arising in relation to the Company.

As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

1. Business and Summary of Significant Accounting Policies (continued)

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation of $286,556. Depreciation is computed under the straight-line method using estimated useful lives of three to seven years.

Revenue Recognition

Transaction fees and related expenses are recorded upon completion of the transactions as per the term of the agreements. Consulting fees are recorded as services are provided per the terms of the consulting agreements. If consulting fees are received in advance, they are recorded as deferred revenue until they are earned.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Partnership is no longer subject to examination by tax authorities for years before 2009.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $454,861 which was $385,359 in excess of its required net capital of $69,502. The Company's aggregate indebtedness to net capital ratio was 2.2920 to 1.

3. Lease Obligation

The Company operates from a leased office space in San Francisco under the terms of an expense-sharing agreement with Partnership Capital Growth Advisors, LLC (the "Affiliate"). The original lease agreement expired on August 30, 2013. On May 1, 2011, the Affiliate acquired additional office space resulting in an increase in annual rent expense allocable to the Company and extension of the terms. The terms of the lease shall expire on the date that is fifty-five months following May 1, 2011 or on November 30, 2015.

The Company leased office space in Chicago starting in April 2013. The lease is monthly with no obligation to renew in the amount of $1,500 per month.

Under the terms of the expense-sharing agreement, the Affiliate allocated to the Company 90% of the total monthly rent paid by the Affiliate during 2013.

The future minimum lease payments allocable to the Company are as follows:

Year Ending December 31	
2014	$ 374,023
2015	347,429
Total	$ 721,452

4. Related Party Transactions

The Company is a party to an expense-sharing agreement under which the Company reimburses the Affiliate 90% of shared expenses, including all payroll and benefits and other shared overhead expenses.

During 2013, the Company purchased furniture and equipment and incurred leasehold improvement costs. These costs were allocated between the Company and the Affiliate based on the terms of the expense-sharing agreement. The total cost of purchases and leasehold improvements allocated to the Company was $12,063 for the year ended December 31, 2013.

At December 31, 2013, the amount due from the Affiliate was $874,420, representing amounts advanced to the Affiliate by the Company net of expenses that the Affiliate incurred on behalf of the Company and shared expenses allocated per the terms of the expense-sharing agreement.

During December 2013 the company declared distributions of $1,000,000 to the managing member and two non-managing members and recorded a payable of $1,000,000 for distributions payable.

During 2013 the Company received revenue of $57,250 from an investment fund affiliated with the Company for providing financial advisory services for private placement in which the affiliate participated. This fee was calculated as 1% of the total amount invested by the affiliated fund less the amount invested by the Company employees in the affiliated fund.

5. Letter of Credit

The Company opened a Standby Letter of Credit with First Republic Bank in the amount of $105,790 on July 16, 2012. The letter of credit was amended in October 2013 and reduced to $63,330. Interest is charged at a rate of 0.03%. There were no borrowings on the letter of credit during 2013. This letter of credit is secured by a $63,330 deposit with the bank which is reported as restricted cash in the accompanying statement of financial condition.

6. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

7. Subsequent Events

Management evaluated subsequent events through February 27, 2014, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

In January 2014 the Company distributed $857,229 to the managing member and two withdrawing non-managing members from the $1,000,000 recorded as distributions payable at December 31, 2013. The Company expects to pay the remainder $142,771 of accrued distributions payable at December 31, 213 during March 2014.

In January 2014 the Company declared and paid distributions of $454,039 to the managing member. The Company also expects to declare and pay additional distributions of $1,000,000 to the managing member on February 28, 2014.